1Q07 Business Performance

1. 1Q07 business performance of hanarotelecom incorporated

(Unit : KRW million)

	1Q07	4Q06	QoQ	1Q06	YoY
			19,734		18,719
Revenues	451,054	431,320	(4.6%)	432,335	(4.3%)

Operating			15,641		(-)3,653
Profit/Loss	12,366	(-)3,275	(turned positive)	16,019	(-22.8%)

			36,338		(-)3,444
Ordinary Loss	(-)9,585	(-)45,923	(loss continued)	(-)6,141	(loss continued)

			36,338		(-)3,444
Net Loss	(-)9,585	(-)45,923	(loss continued)	(-)6,141	(loss continued)

			15,968		(-)2,697
EBITDA	140,087	124,119	(12.9%)	142,784	(-1.9%)

* The Company posted revenues of KRW 451.1 billion, EBITDA of KRW 140.1 billion and net loss of KRW 9.6 billion for the first quarter of 2007.

* Revenues rose by 4.6% quarter-on-quarter to a record high, driven by robust growth across all business segments including broadband, telephony, corporate data and hanaTV.

* Operating profit turned positive due to a decrease in marketing expenses and increase in revenues.

* EBITDA rose by 12.9% quarter-on-quarter due to the increased revenues and reduced marketing expenses.

* The above-stated information is the 1Q07 financial highlights that hanarotelecom’s IR team provided at earnings results conference call on May 9, 2007 and also distributed through press release. Please note that 1Q07 figures are on an unconsolidated and unaudited basis.

2. Conference Call for 1Q07 Earnings Results

- Time : 16:00 on May 9, 2007 (by Korean time)

• Venue : Conference room at hanarotelecom’s head office

• Participants : Institutional investors, analysts and fund managers in and out of Korea

• Purpose : Conference call for 1Q07 earnings results.

- Others :
* Consecutive interpretation (Korean-English) would be serviced during the conference call. (The audio file will be posted on the Company’s website at www.hanaro.com later.)
* Presentation materials for the conference call were posted on the Company’s website on May 9, 2007 (by Korean time).